                          Filed by Vertex Pharmaceuticals Incorporated
                          Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Aurora Biosciences Corporation Commission File Number: 000-22669

The following communications contain forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995 about Vertex Pharmaceuticals Incorporated and Aurora Biosciences Corporation. While the management of Vertex and Aurora make their best efforts to be accurate in making forward-looking statements, any such statements are subject to risks and uncertainties that could cause actual results to vary materially. The forward-looking statements herein address the following subjects: the expected goals of Vertex of (i) growing its business and serving its markets while staying on path to profitability, (ii) bringing important drugs to market independently and with partners, (iii) growing organically and by acquisition as it realizes its vision of being a global leader in drug discovery, (iv) communicating the values and attributes of the Vertex brand, (v) developing Vertex to be an enduring company and a premier company in drug discovery, development, design and commercialization and (vi) generating shareholder value; the expected strategic direction in Antivirals including (i) development of relationships with high prescribers and opinion leaders in HIV field, (ii) positioning Agenerase in the marketplace and (iii) preparing market for launch of new products; the expected start date of preclinical and clinical studies and the conclusion dates of these studies and launch dates for Vertex's products in development as well as the expectation of achieving the capability of 2 to 3 NDAs by 2005-2010; the belief that Vertex's interactions with the marketplace is a very important experience that is going to help Vertex with its next wave of products, including product sales and revenues; the expectation that Vertex will be working on 5,000 drug targets over the next five years; the expectation of advancing drug candidates in the pipeline which could impact our bottom line, selecting 5 or more new preclinical drug candidates, signing additional corporate alliances, expanding chemogenomics approach to at least one additional multi-target gene family, acquiring complementary capabilities, products and technologies and continuing to build intellectual property estate per year in the future; the belief Vertex has an intellectual property estate that will protect Vertex's investments in drug development; the belief Vertex has a sustainable growth plan; the belief revenue generating capabilities of the pharmaceutical industry are insufficient to support profit growth; the belief that Vertex's business model takes advantage of the current status of the industry, will continue to do so and will accelerate drug discovery for decades to come; the expectation of developping drugs differently in the future; the belief that the merger of Vertex and Aurora will (i) create a competitive advantage in product development, (ii) provide Vertex with access to leading biology capabilities in relevant gene families,
(iii) create a revolutionary post genomics company and (iv) accelerate Vertex's entry into multiple gene families; the belief that once daily regimens for VX 175 will be active in Phase III studies; the belief that Vertex products will be an integral part of pharma pipelines; the belief that safety and efficacy data support further clinical development of Merimempodib, that longer duration studies are required to demonstrate clinical benefit of Merimempodib and data will be presented at scientific meetings in the fall regarding Merimempodib; and the belief that p38 MAP Kinase Inhibitors are a new class of orally deliverable drugs with potential to treat various diseases; the expected clinical pipeline goals for 2001.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the possibility of delays in the research and

                                       1

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development necessary to select drug development candidates and delays in clinical trials, the risk that clinical trials may not result in marketable products, the risk that the combined company may be unable to successfully finance and secure regulatory approval of and market its drug candidates, costs related to the merger, failure of Vertex's or Aurora's stockholders to approve the merger, Vertex's or Aurora's inability to satisfy the conditions of the merger, the risk that Vertex's and Aurora's businesses will not be integrated successfully, the termination of existing Aurora pharmaceutical and biotechnology collaborations, the combined company's inability to further identify, develop and achieve commercial success for new products and technologies, risks associated with Aurora's new and uncertain technology, dependence upon pharmaceutical and biotechnology collaborations, the development of competing systems, the combined company's ability to protect its proprietary technologies, patent-infringement claims, risks of new, changing and competitive technologies and regulations in the U.S. and internationally.

                              *********************

THE FOLLOWING IS THE SCRIPT OF A PRESENTATION PRESENTED TO ANALYSTS, INVESTORS AND OTHERS ON MAY 31, 2001 AND POSTED ON VERTEX'S WEBSITE ON JUNE 1, 2001.


                         VERTEX INVESTOR DAY: LYNNE BRUM

Good afternoon, everyone. I think we'll start now with our Investor Day Presentations. I think almost everyone's found a seat now, and there are seats -- a couple up front here towards the inside. Great. Well, good afternoon, and welcome to Vertex's Third Annual Investor Day. My name is Lynne Brum.

It's wonderful to see such a large group of investors assembled here today and to see the audiences grow every year when we hold Investor Day. In addition, we're broadcasting Investor Day over the Webcast and would like to welcome every one who's listening in on the Webcast real-time to Vertex's Third Annual Investor Day.

The Webcast will be available until June 15th.

The management presentations this afternoon will run until about five o'clock. Each presentation will be followed by a Q & A and then at the end of the day, we'll also have a little additional time for additional Q & A.

At the conclusion of the program, there are going to be buses leaving the hotel at about 5:15, 5:30, going out to Logan and then if you'd like to stay for hors d'oeuvres, there'll be a second bus running out to Logan at 6:30 this evening.

In our presentations today, we'll describe the opportunities for Vertex and drug discovery, drug development and commercialization. I would encourage you to take a look at our documents filed with the SEC for a full description of the risk factors associated with our business.


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The theme for today's Investor Day is "Vertex 2.0: A New Level of
Value-Creation." And, really, the genesis of this comes from our chemogenomic's drug discovery platform and the alignment of our business model, to really take advantage of the mapping of the human genome and the product-creation potential that'll come from that. The goal of the structure is really to capture the medical potential of the human genome.

Vertex's mission is the same today as it was when the company was founded. It's to discover, develop and commercialize drugs to treat major diseases. The purpose of today's meeting is to describe the drivers of our business in the months ahead.

Now Vertex is growing quite rapidly and, at the same time, the members of our management team who will present today are probably pretty familiar to you. However, the content of our presentations today will really reflect the evolving roles and responsibilities of the Vertex senior team.

In addition to the people who are listed on today's agenda and who do formal presentations, you've had a chance today to meet folks who were on our lab tour. Then we had other senior people from Vertex here joining us at the lunch and who will be available to answer questions for you during the break and over our cocktail hour at five o'clock.

And so I'd encourage you to mix and mingle with the Vertex team and learn the different perspectives and meet other members of the management team.

I joined Vertex in 1994. My primary responsibility has been focused on building Vertex's visibility among the investors and the media. In January, 2001, I took on additional responsibility handling market development for Vertex and, with this, came the leadership of our field-based HIV clinical liaison force that's supporting our HIV franchise.

So in my presentation today, I'll focus on Vertex's initiatives to build awareness for the Vertex brand with the medical community and with patients in the U.S. and Europe.

So as we think about building the Vertex brand and communicating effectively about the Vertex brand, our goal with this is to, in the future when there are multiple Vertex drugs out there, to say, "That is a Vertex drug," and we understand the attributes of a Vertex drug.


                                       3


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So we're really focused internally, at Vertex, on the goals of our commercial enterprise, and those are as follows:

     - To grow our business and serve our markets, while staying on the path to profitability;

     -    To bring important drugs to market;

     -    To bring important drugs to market independently and with partners;

     - To grow organically and by acquisition as we realize our vision of being a global leader in drug discovery;

     - In doing this, to communicate the values and attributes of the Vertex brand;

     - To be an enduring company and a premier company in drug discovery, development and commercialization;

     - And, of course, to generate shareholder value in the near term and in the long term.

So Agenerase is an important product for Vertex. It's an HIV protease inhibitor. It was Vertex's first product on the market. It's marketed in the U.S., in Europe and in Japan.

Earlier this month, in mid-May, the product also received another milestone which was full approval in the U.S. And I'll point out that the Vertex logo appears on the product packaging right over here on the bottle and also on the box and on all the promotional materials where it's allowed, from a regulatory standpoint, in all of GlaxoSmithKline's materials to promote this product. This is giving us a high level of visibility with patients and with doctors and all other kinds of medical professionals who see GlaxoSmithKline's promotional brochures.

So I've mentioned GlaxoSmithKline, and I'd like to just recap and summarize the partnership for you: We had a 1993 agreement with GlaxoSmithKline. It was a $49 million agreement. The commercial terms were that GlaxoSmithKline (GSK) has development and commercial rights worldwide to the HIV protease inhibitors where we have an exclusive relationship. And this is really focused on an HIV franchise led by Agenerase which is marketed worldwide and on VX-175, also known as GW433908, which I'll refer to as "908" in my presentation, which is in extensive Phase III clinical trials right now, and is on the track for an NDA filing in 2002.

So what I want to focus on, right here, in this partnership, is Vertex's commercial participation in this through our co-promotion and co-labeling options.

So in the field, we have HIV clinical research liaisons who are really out there promoting this brand and also building awareness for the 908 product. Our liaisons average more than nine years of industry experience. Their role is to provide medical education programs to health care professionals. Their value is really to leverage the emerging clinical data to drive awareness for agenerase and for VX-175/908.


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And I'll step back here. You know, last week, I was in Houston and we were doing a meeting geared towards health care professionals and one of our presenters, at this meeting, who is a leading AIDS doctor in the Houston area, said, "You know, right now, when I'm thinking about treating an HIV patient, I really need to think about it as a chess game and I'm going to choose a regimen. And I also have to know what my next two regimens are going to be." This area is an extremely complicated area for treatment of patients: Not only the number of drugs, the number of drugs that can be used in protease inhibitors, boosted and unboosted, the formulations of the different drugs, the different numbers of, you know, treatments, either using it one time a day, two times a day, three times a day. It's very, very complicated for the HIV physicians. And the value of the HIV clinical research liaison coming from Vertex is to help the doctors and support them to understand the newest data that's coming out in the field.

We work very collaboratively with GSK, with their liaisons and their specialists, to drive awareness for the agenerase and 908 brands. So those liaisons are really the bedrock of our commercial foundation. We have twelve of them. They're located in the U.S. and Europe. They're a real complement to GSK's promotional efforts. They're protease-inhibitor dedicated; that's really all they cover.

They take a real high-science approach in really leveraging Vertex. And the high-science approach we take to drug discovery that they're bringing to their medical audience is really quality content and quality speakers out to talk about the latest innovations and treatment trends in HIV.

And all of this is geared towards the generation of awareness and support for our HIV franchise.

So as we build visibility, you can see we're covering major metropolitan areas in the U.S. with our liaisons and in Europe, and they also, in Europe, cover Spain and some of the other countries here. We've also developed 75 faculty. These are a network of physicians who are really thought-leaders and who can serve as really spokespersons on agenerase and protease inhibitors and talk about how they're used realistically in the treatment of patients.

We reach over 500 physicians in our core called-on lists, and we're also sponsoring 15 Phase IV investigator-oriented clinical trials. This gets the drug out into the hands of physicians used in very specific ways, looking at different regimens of HIV treatment. Then, that data is very important for its presentation and publication and we can leverage that data to highlight the attributes of agenerase.

We're also leveraging the Vertex brand. You know, there's been a lot of creativity used by our marketing department and liaisons. In conjunction with each other, we did this ad campaign. You can see over here is the "Me, First," a women's-oriented campaign that we did, and we also made some posters. And we found, as we were visiting the doctor's offices and dropping off the posters, when we came back next time, people had the posters hanging in their doctor's office. And this was giving a lot of awareness, for both agenerase and for Vertex. And you can see, there's a little Vertex logo at the bottom of the poster.

So we're really also leveraging the Vertex name and the Agenerase name worldwide. These are some of the promotional brochures prepared by GlaxoSmithKline. Here is one in French and on in Spanish, and, at the bottom, you see that the Vertex name is on both of these. So we're getting that awareness, with all the patients, with all the doctors, and it's really giving us a chance to build our visibility with very important and relevant audiences.

So to recap, our strategic direction and anti-virals we're developing a relationship with high prescribers and opinion leaders in the HIV field. We're positioning agenerase in the marketplace. We're really preparing for the market launch of VX-175/908, and we're doing everything we can to effectively communicate the Vertex messages and brand to the medical community.

So as we are having these interactions with the marketplace and really picking up on the trends in the marketplace, we think this is a very important experience phase to build at Vertex because this is going to help us with our next wave of products that are coming out of our laboratories and out of our pipe line and getting closer to market, to make informed decisions regarding product messaging, product pricing, and market strategy.

So now I'll turn to our anti-infectives franchise. Really related to HIV is our work in HCV. And, right now, as we're really getting to know the HIV market, what we find is a significant or meaningful proportion of patients who are infected with HIV are also co-infected with HCV. And so one of the really value drivers of our HIV liaison force right now is, really, talking with the medical community about our two-pronged approach into hepatitis C, and that is with our IMPDH inhibitors and with our HCV protease inhibitors. These two are driving a lot of interest in Vertex, as we're able to deliver the latest scientific information from our programs out to the medical community.

Thirdly, is our bacterial gyrase inhibitor program. This is another area where you could envision a Vertex, very focused marketing and sales orientation out into the field. And that could have a meaningful ability to drive product sales in the future.

The second area where we have franchise-building is in anti-inflammatories. We have our IMPDH inhibitors geared toward psoriasis, and our p38 MAP kinase inhibitors and caspase 1 inhibitors for RA. And there's an additional area where we could build a commercial force to target dermatologists and rheumatologists and have, really, an impact on the bottom line.


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So as I've talked here about the GlaxoSmithKline partnership and alluded to other partnerships that we have with other major pharmaceutical companies, our goal is to market and sell products independently and also in combination with important pharmaceutical partners. So some of the markers of those Vertex partnerships are as follows: High royalty structures; the partner commits significant development resources and also, as you've seen from Glaxo's materials I've shown you, a significant investment in promotion of the products where Vertex retains marketing rights and co-promotion and co-labeling rights, as well as participation in R&D and commercial strategy.

So I hope that I've demonstrated to you today that the GSK partnership provides a model, really, for expanding our commercial presence in a lot of different areas.

So building on Vertex's commercial capabilities, we have a base level of capabilities now and are always striving to bring up these capabilities, as our products are advancing in the clinic: Market research, product positioning and messaging, advertising and promotion, Phase IV clinical programs with our liaisons in medical education, opinion leader development and an infrastructure to motivate, train and manage a field force.

So stepping back, all of this is giving us the ability to build the Vertex brand and to support our product brands.

So, in supporting our commercial activities are all the elements of Vertex's business. We have what I think is a unique technology platform and a track record that's unparalleled in the biotechnology industry. We have a strong pipeline that's going into multiple areas of unmet medical need. An intellectual property estate that insures it will be able to protect our investments in drug discovery, development and in commercialization. We have world-class partnerships with some of the best companies in the pharmaceutical industry. We're building a marketing and market development infrastructure, and we have a strong financial position.

Just touching on our financial strengths for a minute, these are the first quarter numbers that we reported back in April: A total revenue of $19.1 million. Part of this came from agenerase royalties and the balance of that came from collaborative R&D revenue that we get from our partners to support drug discovery and development. Although we had total cost and expenses of almost $28 million because we're investing in Vertex's drug discovery and development programs, that resulted in a net loss of about $9 million or $.15 per share. And we have a high cash balance of $685 million.

So as we move into the rest of today's Investor Day Presentations, here are the milestones for 2001. We've already made some great strides in achieving these milestones, and in today's presentations, we'll touch on all of these. We're advancing our drug candidates in the pipeline. We expect to select five or more new preclinical drug candidates out of our drug discovery program this year. To sign additional corporate alliances. To expand our chemogenomics approach to at least one additional multi-target gene family. To acquire complementary products, technologies and capabilities, and, though the Aurora acquisition that was announced earlier on April 30th, we think we're making great strides to doing that and will continue to build an intellectual property estate.

So I guess I'll give you the opportunity to ask me a question or two, and, then, it will be my pleasure to introduce Dr. Joshua Boger.

So, in the interest of time, if I don't see a question, then I'll hand it over to Joshua Boger.

                               END OF PRESENTATION

                              *********************


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Investors and security holders are advised to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, because it will contain important information. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Vertex and Aurora. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Vertex and Aurora at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from Vertex by directing such request to Vertex Pharmaceuticals, 130 Waverly Street, Cambridge, MA 02139, Attn: Investor Relations, tel: (617) 577-6000; e-mail: InvestorInfo@vpharm.com. The joint proxy statement/prospectus and such other documents may also be obtained from Aurora by directing such request to Aurora Biosciences, 11010 Torreyana Road, San Diego, CA 92121, Attn: Investor Relations, tel: 858-404-6600; e-mail: ir@aurorabio.com.

Vertex and Aurora and their respective directors, executive officers and certain members of management and employees may be soliciting proxies from Vertex and Aurora stockholders in favor of the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that Vertex and Aurora directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.

                              *********************

THE FOLLOWING IS THE SCRIPT OF A PRESENTATION PRESENTED TO ANALYSTS, INVESTORS AND OTHERS ON MAY 31, 2001 AND POSTED ON VERTEX'S WEBSITE ON JUNE 1, 2001.


                        VERTEX INVESTOR DAY: JOSHUA BOGER

Thanks, Lynne. And my thanks to everyone for coming out this afternoon and to those of you who, I think, had a good time on the lab tour this morning.

What I'd like to do over the next few minutes is give you a little bit of our thinking on the interplay between our technical position and our commercial position and describe something -- A phrase you'll hear numerous times through the afternoon: Vertex 2.0, which is a description of our goal to be at, and stay at, the forefront of drug discovery, development and commercialization.

Vertex has established a leadership position. We have a compelling, competitive advantage in drug discovery. We have an industry-leading hype on. We've developed that through a risk-sharing, partnering strategy that I'd like to go into in some more detail with you, so you can understand how that came about and why it's really the right strategy. And that's led to what we believe is a sustainable growth plan.


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Now this is a difficult industry we're in. It's difficult to maintain and grow a leadership position in an industry that's moving so fast. This is not a static industry. It's moving fast and it's under pressure, so you have to understand the environment of the industry to know how you want to play in it. And we've thought a lot about this and our strategy is borne not just from internal navel-gazing, but from looking at the industry position that we see today and then, more importantly, trying to peer into the mist, to see the industry position in the future.

Now all of you know that there are a lot of pressures on Big Pharma, and they seem to be intensifying. They're coming from a lot of different directions. Every time that we talk to a big pharmaceutical company, who are great companies -- they do great things -- we get fed back to us that things are getting more difficult, and the external environments is much more difficult. They're really what I call "tectonic forces" in the pharmaceutical industry now. There's a pressure on pharma to produce more new chemical entities, more really new drugs, get more NDAs out. I think there's a general recognition, both within the industry and outside, that the existing revenue generation capability of the pharmaceutical industry looks to be insufficient to support profit growth as required by the existing PE ratios.

This is exacerbated by the fact that an enormous number of products are coming off-patent. If you take the top 500 drugs and add their sales up, you get about $200 billion and roughly $54 billion of that is at-risk, is coming off-patent over the next several years. So at a time when the existing capabilities to generate products seems to be insufficient, there's also this weight of patent expirations.

What pharmaceutical companies have increasingly done -- this is a smart idea -- is to increasingly turn to the so-called biotech industry to supply a large fraction now of the pipelines. And by one calculation that we cite here, as much as 40% of pharma's late-stage pipeline has its origin in smaller companies.

There's also a migration of personnel away from Big Pharma -- another sort of independent, or maybe dependent, force Some of this is migration along the lines announced by Roche (sp?) recently of 3,000 involuntarily-migrated people out of the industry. Some of it comes from combinations of the large drug companies as they merge, essentially for financial reasons.

And some of it comes from it's-not-as-much-fun-to-be-at-a-Big-Pharma-company now as it used to be, and we're seeing that, to our advantage. So these tectonic forces are at play in the industry and that's the landscape.


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Now on the base of this landscape, there's some typical biotechnology industry models -- and you all know them well. There's the we're-going-to-do-everything-ourselves, we're-going-to-bring-drugs-to-the-market alone, we're-going-to-look-for-the-one-big-lottery-ticket hit, and then we're-going-to-be-a-big-company. We don't think that's a very good model. There's the drug delivery technology model, which is extending product life and cycles of Big Pharma drugs, and that has a value, and it has a valuable place to play. And then there's the more common, sort of, various versions of the collaborative model.

Most of them are fairly dependent alliances to help fill pharma companies' pipelines. These are alliances around tools and platforms or there's alliances around particular product-creation opportunities where, typically, the biotech company has a very limited ability to bring products to market. And that really just drives them into the collaborations. So there's the sharing of risk and reward, but it's a sharing of risk and reward by necessity, in any particular case.

Now this is the state of the industry now, and these tectonic shifts create a lot of tension. So, as I said, there's a generally well-recognized low -- "Low," maybe it's a bit pejorative; I don't mean to be overly-critical; maybe "insufficient" is a more neutral word -- productivity that puts pressure on margins. There's the hunger for new products that's nearly insatiable. And there's the dependence on the biotech industry which, inevitably, is a pressure on margins because that's an external cost that, historically, let's say, in the last 30 or 40 years, wasn't present in the equation.

Now for biotech, balancing the risk and reward equation is a constraint on growth. It's very difficult to do that and have a robust growth strategy. Your leverage with Big Pharma is very low if you're really dependent for development and commercialization. Essentially, if you go to a Big Pharma company and say, "I have to make a partnership with you because I stop here." That's a very poor bargaining position, and, therefore, from the perspective of the biotech company, margin capture is very difficult to align with perceived value.

So these are tensions. The biotech industry and the pharma industry are in an enforced partnership but they're creating -- there are some tensions here that can create rifts.

Now Vertex's business model within this situation is one that, we believe, takes advantage, to all of our advantage, of the existing situation and what we think is going to continue in the future.

So if we built a competitive advantage in drug discovery -- I'm going to make this point a couple of times -- this is not just an advantage for Vertex. This is an advantage for our partners as well, that we built this advantage.


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And we've married that to an innovative business model that's based upon a balanced commercial strategy. As we've said over and over again, our intent is to bring drugs forward independently and with partners. And we get revenue from partners along the way, and we're getting revenue from products now, and we'll get more revenue from products in the future.

We keep very strong downstream economics on products that are generating a revenue for us and are the basis of our research collaborations. We're building commercial experience. This risk-sharing model that we've built is not a dependency model, but it's one that has allowed us to build a broader base of product discovery than we otherwise would be able to do ourselves. And, most importantly we believe, it shows the ability to have a sustainable growth strategy that doesn't lock us into, forever more, into being a company of our past history.

Now what we've done is, then, using this model, is build more than $1.4 billion in partner commitments, and we're confident there'll be many more of these. And these are partners committed to Vertex programs at the discovery stage, at the development stage, and, as Lynne was telling you about, at the marketing stage, as well.

Now in these partnerships, nothing sort of gets my back up more than when I hear the comment about the partner programs being programs we've given away. It's because we've carefully constructed these partnerships to be win-wins for all involved. They have to be wins for the Big Pharma company or it's a bad partnership for us. But they have to be big wins for Vertex as well, and they have to be wins all along the way -- not just at the research stage, not just when we "need the revenue," but they have to be wins for us and our shareholders in the marketplace. And you can see in our programs that have partners, we capture value in very many ways. We capture value in very high royalty structures. We, typically, maintain all, or partial, manufacturing rights as future sources of value build, and we have co-promotion, co-labelling, sometimes supported by the partner, so the partners in two cases will be building a Vertex sales force on their dollar, with Vertex sales people in the future on products out of those programs. In some cases, we've constructed true profit-sharing joint ventures.

All of our partner programs are maintaining a large downstream value for our shareholders -- of course, constructed in a way that we, and our partners, believe are fantastic deals for them.

This pipeline was built, really, out of a platform we call "Vertex 1.0." This much younger man staring out of the glass door of our original building, which we still occupy, was building a company on a principle of technology integration, which others called -- We actually didn't call it originally this, but others called it, and we elected to accede to this structure-base design. It really is, as you've heard probably this morning and will hear a great deal more today, really not about a single technology. It never was. It was about technology integration, about building efficient processes from the ground up -- in some cases, taking the best of what was known and marrying it to new technologies and making informed decisions around every step of the drug-creation process.

But we were doing this essentially one target/one drug at a time, and that's what we call "Vertex 1.0."


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Now Vertex 2.0, as Mark Murko said this morning on the tour, was not, it's not just a bug fix. It truly is a new release. In re-creating drug discovery, what was the driving force behind re-creating Vertex drug discovery. And by "drug discovery," I mean all the way to the proof of principle in the clinic. What was the driving force? Well, it was the human genome, bringing Vertex processes and control of the single target-at-a-time drug discovery process to the human genome, is what we call "chemogenomics" -- and you'll be hearing a lot more about that later on this afternoon.

And this is a strategy that we believe is important, and is, in some instances, profound and will accelerate drug discovery for decades to come. It has the potential to not just accelerate the process, but increase the efficiency and increase the output. So our response to one of the major tectonic forces in the industry, which is insufficient productivity, is chemogenomics. And we're starting to see -- and you'll see this afternoon -- that it's working, and it's working better than we thought it would, actually.

Now the platform in Vertex drug discovery has always been around a large number of technologies. From the very beginning, Vertex has been based not on x-ray crystallography or computation or any one technology. It's always been about technology integration. It surprises people, although we've said it occasionally, that from our beginning history, 50% of Vertex scientists have been biologists. And that, roughly, is true today as well. So biology integrating biology, at the state of the art, expanding the state of the art in biology and integrating it through into a truly integrated drug discovery process, has always been our platform.

Just to make that point a bit. This is a paper we published in 1995 in which we, for the first time, validated caspase 1. It wasn't even called "caspase 1" at that point because it was the only known member of its gene family. The interleuken 1 beta converting enzyme, we knocked that gene out in mice and published that in "Science." So we were doing target validation in a brand new gene family many years ago.

We expanded in that same gene family research program in some novel biochemistry and molecular biology to show that this target, caspase 1, was not only involved in the regulation of IL-1 but in the regulation of a cytokine called IL-18, which, I think, hadn't even been discovered in 1995, which was regulated, a recruitment of inflammatory cells to sites of inflammation, as well as blocking IL-1, which is a direct inflammatory mediator.

To show that, all along, we were all about building our research in gene families -- although we didn't use the term externally -- in 1998, we published another knockout in caspase 9, and, in the intervening years, we were instrumental in discovering and validating several other of the caspase gene family members.

Vertex was looking first from a gene-family approach, much earlier than maybe our external communications made clear. This was by the design, by the way, and we were also putting on the MAPs some pretty important biology. Having said that, what we've done over the last several years -- and particularly in the last two years -- is dramatically expand the base of that biology. And, again, the impetus behind the need to expand that base wasn't deficiency. It was opportunity. And the opportunity was the opportunity of the human genome.

So we expanded, by collaboration and by acquisition, our biology base to handle the onslaught of opportunity from the human genome.

In two collaborations -- one we announced last year and one this year -- we expanded our existing technology platform, again, not the capabilities we didn't have, but to scale and scope the capabilities that we saw are needed to take on the opportunities of the human genome, first with a pharmaceutical-sized licensing collaboration with Incyte in which we gained access to their Incyte Lifeseq Gold Database, in addition to access to their re-agent library and patent access to their full patent library. And then, this year, announced a similarly large collaboration with Deltagen which gets us access to several gene families to their gene family knockout information databases, as well as to a large number of knockout mice that will be made essentially in response to Vertex's needs over the next few years.

The complement, in both of these cases -- both with Incyte and Deltagen internal capabilities that were at the state-of-the-art, expanding these in scope and scale to take on larger and larger problem sets.

And, of course, it seems like longer than a month ago, but only a month ago, we announced the acquisition of Aurora Biosciences. Again, not to fill a hole in Vertex's capability as much as to expand our capabilities with leaders in cell biology, to expand our capability in site or in biochemical assay development and implementation in scale which has applications, not just in early discovery, but to bringing products to the clinic and into the clinic and through the clinic as well, by generating cellular markers for proof of concept.

And, lastly, the Aurora Biosciences acquisition over the next months to years will jumpstart us into many more target gene families than we would have been able to grow into organically.

If you look at the combination of Aurora and Vertex, it really is an almost perfect synergistic match. Vertex came at re-designing drug discovery really through the lens, not through the sole capability, but through the lens of chemistry brought to biology. And Aurora came through a similar re-design of the drug discovery process by using cell biology as the lens and discovering and in formatting and high throughput and implementing, which was one of the hard steps in high throughput, cell biology assays for a variety of uses.

So if you marry this world-leading cell biology capability to a world-leading chemistry-based view of drug discovery, you really have what we believe is an unequal combination of capability -- both in depth and scale -- across the drug discovery universe.

The other thing that this brings to Vertex is that we had concentrated, by design and by history, on targets that essentially could be classed as a minority of possible drug targets -- so-called "enzyme drug targets." And as a measure, just as a metric of what that represents of the universe, you can look at the existing top 100 marketed drugs and enzyme targets, drugs in the top 100, are targeted at -- And an enzyme's only about a 36% of the top 100 drugs that are targeted at enzymes. If you add the Aurora capabilities in other gene families, together with Vertex's now, together, we have the capabilities, biologically -- and we believe chemically as well -- of attacking 92% of the drug targets as represented by the top 100 marketed drugs.

So we've enhanced our capabilities to move across the entire human genome and aren't boxed into a relative minority of classes of targets.

If I actually look at that more scientifically, you can see in this bubble chart coded with capabilities in purple that Vertex had biologically previously and capabilities that Aurora has in blue -- and Vertex in purple -- you can see that there was some enhancement of some capabilities in drug targets across the ones that we had historically concentrated on. But we really opened up the entire human genome now, virtually, with existing Aurora capabilities, and I think what you can look forward to, over the next months to a year or so, is Vertex and Aurora, together, moving into more and more gene families, enabled by a combination of our technologies.

So, together, Vertex and Aurora are, what we believe, the post-genomic, new chemical entity, a machine. We have an industry-leading drug discovery operation that is strong across the board, a very complementary strategy. It's very important to understand that one of the -- we believe the success factors in the Aurora/Vertex combination is that our strategy is complementary, and we're not trying to shoe-horn two strategies together. They looked at the world through what they call "big biology." We're looking at the world through chemogenomics. Together, it's better than either alone -- a great technology fit, with, again, just enough overlap between the companies, so we appreciate each other's strengths but a much broader base across the variety of technologies. And, again, -- it's hard to over-emphasize -- common goals. Vertex and Aurora, both independently, had arrived at the strategy of transforming drug discovery and development through technology integration. And so we're not, again, marrying disparate companies of disparate goals.

So Vertex 2.0. What do we think it will accomplish? Well, if you look at a measure like the annual rate of new drug candidates, in 1995 through 1999, Vertex was remarkably productive. We generated somewhere between one and two new drug candidates per year through that period. We stepped up the pace though with the early returns on gene-family directed research. In 2000, we announced five new drug candidates out of discovery. Our goal is to do the same, or better, in 2001. So we're, today, at the capability, we believe, at a steady state of five or so drug candidates out of discovery per year, out of our operation.

Together, with Aurora and with our new collaborations, we believe we can move a difficult, but not impossible, step to that five or so more to the 10 level, to the eight to 12 new chemical entities out of discovery into development every year in the 2005-2010 time frame.

What does that mean? Well, if you look at the new inputs that we put into the company in 2000 and 2001, what this kind of productivity means -- You look at now the light blue, if you have 10 pre-clinical compounds per year coming out of discovery and you just factor in Vertex's already-established success rate at bringing those compounds through to Phase II and then you just take industry averages after that, industry drop-offs past that, then you should be able to reach a steady state of two to three NDAs per year out of that capability. That's just how the math falls out.

So our aspiration, not far from our capability right now, is to come to steady state with two-to-three NDAs per year, out of our discovery operation, and development operation, and, importantly, combined with our partners because that's an important part of the story. So our product vision, and our capability across, to bring these products, this number of products, to the marketplace is critically dependent upon our partnerships.

And our product vision for an individual partner is, roughly, not quite a cartoon shown here. A partnership with Vertex is an incredibly good investment for our partners. We envision, out of the Novartis collaboration, eight major drugs on the market, sold worldwide, co-labelled with Vertex and Novartis, with great economics back to Vertex and through to our shareholders. And, oh, by the way, because of the way we've constructed the deal, there'll probably be a couple or more products funded by that collaboration that are sold through Vertex's name alone.

And if you look at the long-term outlook of that, it's pretty compelling. Out of partnerships like the Novartis partnership, many drugs on the market, many --most! -- co-labelled, co-developed and co-marketed, with our partners and still a quite large number that are sold by Vertex alone. So the difference between our vision and the we'll-do-it-all-ourselves-and-bring-a-single-lottery-ticket-to-market model of biotech is that this is a more compelling vision, product vision.

It's also much more compelling for the industry because our vision is, we believe, the solution to the tectonic forces in the pharma industry. Our productivity through our partnerships decreases those tension forces that are presently in the industry.

So what's our road from discovery to the marketplace? It's a partnership strategy. Partnerships leverage our drug discovery. Why do we need that leverage? We need that leverage because we're so productive. So it's a partnership strategy born of strength, not of weakness. We maintain great downstream economics on those partnered products, and we can maintain those downstream economics as great, first of all, because our productivity and our track record in that and because we actually have, and are building and will continue to build, the capability of doing it ourselves. So we'll strike the best deal for ourselves and our shareholders because we have the capability all the way to the marketplace, and we'll exercise that capability in cases where we feel that's the way to maximize shareholder value.

So that's why we have a combined strategy. That's why our business strategy is a bit more complex than some of the simpler biotech model strategies. It's a strategy born from strength.

Now there's still a lot to do. What's next? I get asked that a lot. "What are you guys gonna do next?" We're going to do a lot of things next, but one of the biggest challenges we have facing us out of that productivity -- and that we might as well face it and solve it as well as anyone else -- is we all need to re-create drug development. Many people are surprised at how recent the drug development process is and what's guiding it. There's a whole history here that, I think, everyone would be well to acquaint themselves with.

But the whole drug development process has really been driven off of, really, sort of reactive legislation. In 1938, the drugs were first required to be safe. Before that, there was no requirement that a drug be safe to be sold. And that legislation, and the process by which drugs were shown to be safe, really keyed off of an unfortunate incident around something called "elixir sulfonamide, -- the picture is shown here -- which, unfortunately, this was not an elixir. "Elixir" means "an alcohol solution." This was a solution with anti-freeze. And before it was found out by the manufacturer that it was a bad idea to have people drink anti-freeze, a hundred people had died. And out of that incident came the legislation and the process to say, "Well, let's make drugs safe before they're sold."

The first randomized trial of a drug can be dated from 1948, which was streptomycin -- that's what that plate is right there. So even the idea of doing a control study in a randomized way is pretty recent vintage. "Safe" and "effective" was not a requirement to sell a drug until 1962 and, again, that came out of a more familiar unfortunate incident which is the sale, and mostly in Europe, of thalidomide.

And then the idea that you could get a drug approved more rapidly came out of, I think, an unfortunate, for the world set of circumstances, which was the HIV epidemic that hit in the early '80s, and that led to the first idea that maybe a drug could be approved on an accelerated basis. And the first drug to be approved on that basis was AZT in 1987.

This isn't a criticism. My criticism is not, there's no villains here. This is just history. Our present process of developing a drug --

So we need to re-create drug development. We need to do Clinical proof of concept earlier, and we need to do it cheaper. It's way too expensive and it comes way too late. How are we going to do that? We are going to do that by developing and using in the context of real drugs, Pharmaco Dynamic markers. Markers for safety as well. Earlier and earlier readouts of drug safety. Both mechanism-related readouts, and metabolism related read-outs.
We're going to do a lot more population modeling -- both pharmaco-kinetics, and pharmacodynamics -- actually how the drug works at a biochemical and other read-out level. And modelling that takes into account genetic variations -- some of which may lead to products that have mutations. Some of which may just lead to the way in which you want to use the drug. And the vision here is that if we can increase the benefit risk ratio, we can increase that early in the process -- with 21st Century science, then we can get faster and better drug approvals. This is not an option. This is not an optional thing we have to work on. This is required of the kind of productivity that we've already demonstrated out of discovery -- and in the very earliest stages of development. It has to be done. And it is the only way that we can continue to develop and realize the potential that's coming out of the 21st Century sciences that are driving drug discovery today So, Vertex is building the pharmaceutical company of the New Millennium. We have a Science-based business strategy. We're bringing chemistry to the genome. Something that we call chemogenomics. We're focusing on unmet medical needs. We're hiring and retaining the very best people. And I hope that you all take the advantage to talk to some of these very best people, later this afternoon.

We're maintaining and building leadership in discovery, and development and marketing. And we're building a company on absolute integrity. And we're building a company in partnership with the pharmaceutical industry -- existing pharmaceutical industry, so that it's a win-win for everybody. Of course, we think it'll be a bigger win for Vertex than anyone else, and that's a vision that we share with our shareholders.

                               END OF PRESENTATION


                              *********************

Investors and security holders are advised to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, because it will contain important information. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Vertex and Aurora. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Vertex and Aurora at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from Vertex by directing such request to Vertex Pharmaceuticals, 130 Waverly Street, Cambridge, MA 02139, Attn: Investor Relations, tel: (617) 577-6000; e-mail: InvestorInfo@vpharm.com. The joint proxy statement/prospectus and such other documents may also be obtained from Aurora by directing such request to Aurora Biosciences, 11010 Torreyana Road, San Diego, CA 92121, Attn: Investor Relations, tel: 858-404-6600; e-mail: ir@aurorabio.com.

Vertex and Aurora and their respective directors, executive officers and certain members of management and employees may be soliciting proxies from Vertex and Aurora stockholders in favor of the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that Vertex and Aurora directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.

                              *********************

THE FOLLOWING IS THE SCRIPT OF A PRESENTATION PRESENTED TO ANALYSTS, INVESTORS AND OTHERS ON MAY 31, 2001 AND POSTED ON VERTEX'S WEBSITE ON JUNE 1, 2001.

                         VERTEX INVESTOR DAY: JOHN ALAM

Thank you Josh. First of all, the two things that Josh said that I was going to talk about, in fact, I will not be talking about. (laughter) But, Vicki Sato will actually come and touch on a couple of those issues. What I will be talking about is actually our product pipeline. And I will focus, in particular, on the progress we have made on some key compounds, and made some -- and on which we believe that we've made some significant progress towards the eventual goal of NDA filing.

This first slide shows our overall product pipeline, of Vertex discovered compounds that are either in animal or human testing, or in the market. At this time, overall, we have, as you see, four compounds in animal testing. One in Phase I -- human testing. Six in Phase II testing. And one in Phase III testing. But I will focus -- rather than going through all of the compounds, one by one -- what I will focus on -- really six compounds that are furthest along in pre-marketing, development testing.

And, I reflect the six compounds that are -- that we expect that have the clear potential, by the end of next year to be under -- to be in what we would call -- to have the potential to be in Registration Track for NDA Filing. And I'll go through the specifics, and the therapeutic areas as I go through these compounds. But, what I mean by registration track for filing is to be, really, in the second half of drug development. If you view drug development as going from the initial phase of animal testing all the way to NDA filing, the registration track for NDA filing is to be in Phase -- at least Phase IIb clinical testing. To have completed the bulk of the toxicology testing. And to be in the long-term, which is greater than 6-month toxicology studies. To be in the phase of manufacturing. To be in scale up. And, to be at a point on the regulatory affairs side, to really start putting together the concepts and the paperwork for NDA filing.

The reason to focus on that aspect as an achievement is, in fact, to be - -to have completed the first half of drug development, which is a Pre-NDA Track -- does, in fact, reflect significant accomplishment in a number of different areas. What I would call the Pre-NDA Track involves a bulk of the pre-clinical work, and the toxicology testing in general. The bulk of the chemical synthesis work. The bulk of the formulation work. The work to put together the first IND filing, and to get clearance from the FDA or other regulatory authorities to go into human testing, and to do the clinical testing that gets you through a demonstration of clinical activity in Phase II. And, only having completed that are you really, in a sense, ready to enter the registration track for NDA filing. Now, the reason again to focus on that as an accomplishment point is, in fact, that that first half -- the Pre-NDA Track is where really most of the hard work in drug development is.

And, certainly, most of the technical risk lies in that area. And to quote -- Tachi Yamada, who is Head of R&D at GlaxoSmithKline -- that phase is what he calls "the middle of the drug development process." And he says "...the real challenge for the industry is in the middle. The middle --going from hits and leads to drugs with proof of concept -- is where...you need agility, focus and speed..."

The payoff is that having done that -- having accomplished that first half of drug development -- the risk, going forward, into the second half of drug development, is significantly lower than the technical risk that lies in that early stage of drug development. There is clearly still technical risk when you get into Phase IIb testing, and beyond into long-term toxicology studies. But, again, most drug failures occur in that first part. And, the residual risk -- while some of it you can control - the Phase III -- particularly the efficacy risk -- one can certainly control it by designing good Phase III trials. And the success in that phase, primarily depends on meeting the operational goals. To put in the investment, the time and the manpower to get the work done. And, the bottom line is that the majority of small molecules that enter the registration track studies for us -- for NDA filing -- to achieve NDA filing. And in that sense - the transition from going through Pre-NDA Track into the NDA Track is really, in certain ways at least -- at least half way home to filing an NDA.

So, the 6 Vertex Products that are on or near NDA Track -- are near that critical transition point -- are shown in this slide. VX-175, in HIV -- Merimempodib in Hepatitis C. VX-745 and Pralnacasan in the treatment of rheumatoid arthritis. Incel in oncology. And Timcodar in the treatment of peripheral neuropathies. Now for these six products -- in each case, the key -- the six-month toxicology studies -- and all the studies up to that point have been completed. In the case of Incel, being an oncology drug, we don't actually need 6-month toxicology studies. But, all the work that would be needed for NDA filing has been completed. In each case, significant progress has been made on the formulation side. As I've said, we have viable formulations to take into Phase IIb and Phase III testing. And, in the case VX-175, have a commercial formulation available. In each case, the first major regulatory filings -- IND filings or in the case of Pralnacasan -- filings in Europe - have been made. And the Pre-clinical and CMC package to that point have been reviewed by the Regulatory authorities. And, in three of the six compounds, we have clinical data that then demonstrates that the compounds are biologically active, and have a clinical effect in disease patient populations. And in the other three -- the studies that will demonstrate that clinical effect-- that demonstrate A clinical effect are, in fact, ongoing. So, again, a significant amount of work on the development side has been accomplished here. And what I will do is go through these programs, and discuss the accomplishments that have been made.

So, the first two compounds I'll discuss are in the Infectious Diseases area -- which are VX-175, and Merimempodib. VX-175, also known as GW433908 or 908 - is a follow-on compound to Agenerase as a protease inhibitor in the treatment of HIV. Competitive profile here relative to all other protease inhibitors as a more compact formulation. The standard formulation is shown in the picture here. It's two tablets given twice a day. There's actually, I believe, a bottle with the tablets that are floating about. And if people could actually just pass it back and around. And, at the end, if you could make sure that someone from Vertex actually ends up with the bottle, because we can't actually allow that to go elsewhere. But this is a program that is now in Phase III studies. And I'll discuss those studies in some detail in the next slide. But I will say on this slide that the NDA here is dependent now on really completing those Phase III studies. And the NDA is projected in the Year 2002.

The Phase III Program overall is shown here. The objective is to study a broad patient population -- both naive and protease inhibitor experienced populations -- as well as to study a number of flexible dosing regimens. Both a standard regimen of two tablets twice a day, as well as combinations with Ritonavir, which will allow both twice a day, and potentially once a day dosing. The first study -- Study 30001 -- is an Anti-Retro-viral treatment or ART-naive patients. Evaluating the standard regimen -- given twice a day. The second study -- Study 30002 -- is also in ART-naive patients. And it's evaluating the once-daily regimen, in combination with Ritonavir and VX-175. And the third study -- is in Protease Inhibitor experienced populations who are a more treatment experienced population -- evaluating the combination of VX-175 with Ritonavir as a means to boost the half life -- both in the twice a day regimen, as well as in a once-daily regimen.

Now, the rationale -- the clinical and scientific basis for studying the once-daily regimen of VX-175, is shown in this slide -- which is a Phase II study with Agenerase which has the same active compound amprenavir that circulates in the blood, as with VX-175. And it shows that when you boost the levels of -- and the half-life of amprenivir with Ritonavir -- you can get a very potent effect -- both in a twice daily regimen. And more interestingly, in the once-daily regimen. What's shown here is the percentage of patients who are HIV-RNA negative over time. In the twice-daily regimen in the blue here -- and it began most interestingly in the once-daily regimen, where you see that 90 to 100% of the patients over -- up to a 20-week treatment period are showing that -- are HIV-RNA negative with a once-daily regimen. And it's on this basis, as well as some pharmaco-kinetic data with VX-175 combined with Ritonavir -- that the once-daily regimen is being evaluated in the Phase III program for VX-175. And why we believe that this regimen will be active in that Phase III study.

The next compound I'll discuss is Merimempodib -- which we had previously referred to by its number -- VX-497. This is an inhibitor of the enzyme. Inosine monophosphate dehydrogense, or IMPDH. The goal here, ultimately, is to replace ribavirin in what is now the standard regimen for the treatment of Hepatitis C -- which is ribavirin, combined with interferon -- either in standard -- with standard interferon. Or, we believe over the next year or so -- increasingly in combination with pegylated interferon. The development program here is in Phase
II. And I'll discuss the results of that study -- and where we're going in terms of development. But I will point out on this slide that there are two second generation compounds in the IMPDH program -- including VX-148, which is in Phase I clinical testing. And, we are working towards moving into Phase II testing before the end of the year. And VX-944, which is in pre-clinical development. And it is a back-up for both VX-148, and for Merimempodib.
And this is a program where Vertex retains worldwide commercial rights.

These are the results of the Phase II -- 28 day treatment study in which VX-497 was tested, in combination with Interferon. It was a 54-patient study. There were three dose groups,of 18 patients each, of either Interferon alone, or Interferon combined with VX-497. And one of two dose levels. And again, it was a 28-day treatment study. But what we had reported, previously, is that the top level of results demonstrated the safety and efficacy data support further clinical development. The specific conclusions from the study are that the drug was very well tolerated. There was no hemolytic anemia - -which is the toxicity which limits -- defining toxicity of ribavirin -- we did not see that with Merimempodib. In terms of the efficacy analysis -- we did see a statistically significant antiviral effect of VX-497, which was evident by a viral kinetic analysis -- which is a very discriminate analysis -- looking for the anti-viral effect. And for the HCV-RNA analysis change which -- in other settings - -the log -- of RNA changes has been most thoroughly evaluated for example, in HIV. We did see a -- when we account for the variability at a baseline -- using a regression analysis, we saw a statistical trend, favoring one dose group.

Now, to interpret those results, one needs to consider that in Hepatitis C, as opposed to HIV to see really, very clear-cut anti-viral effects -- one does need to go out to longer duration studies. In HIV, 4-week studies have demonstrated in a number of settings that -- an addition of one treatment to another, does lead to an additive or something synergistic anti-viral effect. In the case of Hepatitis C - -the data that we have is with Ribavirin - -where, in the one published study to this point, which is a six-week treatment study -- the addition of Ribavirin to Interferon had effects on HCV-RNA that were quite similar to that seen with merimempodib. And the citation is given there. And it's a British Journal of Clinical Pharmacology. In fact, the one viral kinetic analysis that has been published, did not demonstrate an effect. So there's a variety of conflicting results that have been published in an abstract form. Where you see the clear effects of Ribavirin is on the proportion of patients who are HCV-RNA negative -- when you go out to either 6 and 12 months of treatment. Or, more importantly, from a clinical standpoint -- going out to a sustained -- going out to the point 6 months after the end of treatment, and looking at sustained response rates - -which is a percentage of patients who are RNA negative -- once treatment is withdrawn.

But it is the data with VX-497, with Merimempodib in our 28-day study, as well as what we understand about Hepatitis C that we believe warrants going out to longer term studies to look for the clear-cut clinical benefit. The data from the study that I've discussed will be presented at a scientific meeting this Fall. We're putting together the abstract now. And we are now planning -- active planning underway for Phase IIb -- and potentially Phase III studies to start over the next 6 to 12 months. These will be longer duration studies. The standard care now is 12 month studies. And they are likely to be in combination with pegylated interferon. Those the specifics of that are dependent upon discussions with investigators. And, in fact, depends on the FDA and other regulatory authorities. And when pegylated interferons are broadly available.

I'll next turn to our two orally active cytokine inhibitors which are compounds in the area of inflammation and autoimmune disease. And, starting with VX-745 - -which is an inhibitor of the enzyme P-38 MAP kinase. And I'll discuss P-38 MAP Kinase as a critical enzyme in regulating the production of TNF and IL-1. The goal here is to be the first major potent, orally active, cytokine inhibitor to be available for chronic inflammatory disease. I'll discuss the development program, and our studies in the next few slides. Again, this is a program, where we do have second-generation compounds, with two compounds - VX-850, and VX-702 -- that are in pre-clinical development. And at least, one of which - -which we plan on having in Phase I testing, before the end of the year.

Now, this is a schematic of how cells regulate TNF and IL-1 production. And there p38 MAP Kinase fits in. TNF and IL-1 are produced by cells in response to a variety of generally extra-cellular signals which convert through a number of kinases which converge up through a number of kinases on this enzyme p38 MAP kinase -- which regulates both gene expression of TNF and IL-1. And protein production of IL-1 and TNF. Now, there are clearly other mechanisms - -particularly biologic therapies directed at -- after the cell has produced TNF and IL-1 -- which have shown significant clinical benefits. But the goal on the p38 enzyme is to move inside the cell, and upstream, and block both TNF and IL-1. And I'll just point out also on this slide that where Interluken 1 converting enzyme fits in - -which is to block the processing of pre-IL-1 beta into active IL-1. So in that respect, is another strategy for blocking intra-cellular signalling and production of a cytokine. Now, to the extent that TNF and IL-1 are involved in a variety of


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

diseases -- and, orally active drugs for blocking these cytokines really -- opens up a patient populations and indications which -- injectable therapies really cannot address in many respects.

The potential for p38 MAP Kinases is really quite broad. Representative sample of diseases are shown here -- from rheumatoid arthritis, to osteoarthritis to CHF, ultimately to infectious diseases -- and a variety of other diseases. But, suffice it to say, there are a number of major disease categories that could be addressed with p38 MAP Kinase. We have focused on rheumatoid arthritis for a number of different reasons. For the commercial opportunity and the medical need is clear. It is also an area where scientifically, blocking TNF and IL-1 -- leading to major clinical benefit has been demonstrated - -both in the case of TNF with anti-TNF antibodies, and soluble TNF -- as well as in the case of IL-1 with IL-1 receptor antagonist. It is also an area where proof of concept demonstrating clinical activity in a Phase II setting is very much viable. And then, finally, it is an area that while the biologic therapies have had significant impact -- many patients are now treated. And there is a need for orally active inhibitors of these cytokines.

Now, we've presented the pre-clinical data from the p38 program. A number of other settings, including prior invest in these. I'll just show one slide to show you what the potential, based on animal pharmacology studies are -- this is from an Rat Adjuvant Arthritis Study -- which is a robust model for arthritis. And we're looking at the histologic score. Which is really looking at -- and particularly looking at the bone disease-- both in terms of inflammation, and in terms of bone resorption. On the left you see the level of both bone resorption, and inflammation that you see in the untreated animals. Or vehicle treated animals. Versus on the right you see - -animals treated with VH-745 - -but that's actually quite a low dose of 5 milligrams per kilogram given twice a day. You see the inflammation score is significantly reduced. It's reduction is 58 percent, relative to the median score here. In terms of bone resorption you see even a more significant effect -- and a 93% reduction in bone resorption. And, ultimately, what this shows is the potential to treat the process by which disease progression occurs in rheumatoid arthritis -- which is the inflammation and the destruction of bone. And for this reason -- along with other reasons -- we believe that p38 MAP Kinase does have a major potential in slowing disease progression in rheumatoid arthritis.

The development status of VX-745 is summarized here. Again, as I discussed earlier, the major hurdles in terms of toxicology and formulation work have been completed. We're going forward now into the long-term toxicology studies, and working on the final formulation forms. We have completed a Phase I clinical program both single and multi-dose in health volunteers. As well as a pilot study -- 28-day treatment study in Rheumatoid arthritis patients. All of this work was completed in Europe. And with that, we filed a US IND which has been reviewed by the FDA and is now open. And under that IND, a Phase II study is underway.

This is a little bit of data from the multi-dose study in healthy volunteers. This was a 10-day study in healthy volunteers. And we're looking at the level of TNF production -- TNF and IL-1 production from white cells, taken from those volunteers, and stimulated with LPS in an ex-vivo setting. And the percentages here are the percentage suppression in the group of volunteers treated with VX-745 - -relative to the level of TNF in the subjects treated with placebo. And you see in terms matter of fact TNF -- there's a mean 70% reduction in TNF production in the


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

volunteers treated with VX-745, and a 74% reduction in IL-1. So, a very significant effect in TNF and IL-1 production, in the white cells taken from these volunteers.

The Phase III study that we proceeded into based on those Phase I data is schematically shown here. This is a randomized double-blind, placebo-controlled study. 135 patients were randomized into three dose groups -- either placebo or one of two dose groups of VX-745. The core study is a 12-week treatment study with an ACR 20 response rate, as a primary end point. We are obviously looking at tolerability as well. And there will be a four-week follow-up paper where we'll look at ACR 20 response in that time frame as well. The size of the study and the duration of the study is really designed to be able to demonstrate pretty clearly whether there is an effect on ACR 20, which is the major end point used in clinical studies of rheumatoid arthritis -- to look at signs and symptoms of RA.

The second compound in the inflammation portfolio discusses Pralnacasan which is a generic name of the compound we had previously referred to as VX-740. This is a first Interluken-1 converting enzyme inhibitor in the clinic. It actually still remains the only ICE inhibitor in the clinic. It has an affect on - -as I showed in the processing of IL-1, and as Josh discussed also has an affect on the processing of IO-18, which is another cytokine critically involved in the regulation of the immune response. And I'll discuss the Phase II experiments to date. And this study in subsequent slides.

Now, the discovery program in the ICE area -- we've discussed in prior Investor Days extensively. But it is an area that we have been in a leadership position from the beginning -- both in terms of biology, as well as in terms of the structural biology. In terms of chemistry. And based on all of that -- have a very strong intellectual portfolio -- and have been the leader in developing ICE inhibitors and moving into the clinic. Now, I will also point out on this slide, it is an area, given the broad set of chemistry and discovery work that was done -- well we do have a second generation compound here in VX-765 -- which is in pre-clinical development. And while Pralnacasan is partnered with Aventis, the VX-765 -- we retain world-wide commercial rights.

This is a summary of the Clinical Results to this point -- with Pralnacasan -- both in the Phase I study - and a 28-day Phase IIa study. We saw very good tolerability. Very good bio-availability, and high levels of drug in plasma. In both settings, we also saw dosed dependence suppression of ex-vivo Il-1 production. Similar type of data -- and I'll show a little bit of data in subsequent slides -- where we saw -- very potent suppression in IL-1 in white cells taken from these patients. The Phase IIa study was an 88-patient study in rheumatoid arthritis. Patients conducted in Europe -- where, again, we saw very good tolerability over those 28 days. The treatment duration and the patient population that was studied, was somewhat too short, and a disease population -- a patient population was very low disease activity. So we can't make clear statements in sort of terms of clinical activity. But we did see very clear-cut suppression of IL-1 beta production.

This is data that Aventis showed in a recent investor meeting of their own. This is from the Phase I study -- looking at IL-1 production in White Cells, taken from the volunteers in the single-dose Healthy Volunteer Study. And what you see is the percentage of IL-1 production relative to baselines. So 1005 is at baseline. After dosing -- after getting a single dose of Pralnacasan in a different dose levels -- going from 100 milligrams to 600 milligrams of

Pralnacasan - -you see 70% to 90% suppression of IL-1 beta production from these white blood cells. So,very potent suppression of IL-1 production. And provides pharmacologic proof of concept of Pralnacasan in man.

The Phase II study that we're working with in Aventis, and Aventis has started -- is described here. It is also a randomized, placebo controlled study. It's a 250-patient study in three-dose group. Placebo and two active dose groups. We started, just at the end of Quarter 1. It's a - the Core Study is a 12-week study. Again, with ACR 20 and tolerability as a primary end point -- at the end of 12 weeks. There is an optional extension period -- where patients who are on DMARD's - Disease Modifying Agents, or on steroids - -will have those doses reduced in order to see whether Pralnacasan has an effect on the sparing of those agents, as well as at the end of 6 months -- patients will have x-rays taken --

It has an effect on disease progression or not in this patient population. It is a somewhat larger study than the VX-745 study. In order to be able to look at these two end points, at the end of six months. But the core study design is actually quite similar to the VX-745 study.

Now, Aventis has said in prior meetings, and in ongoing meetings that they will be looking at additional indications, outside of Rheumatoid Arthritis with Pralnacasan. There's a number of pre-clinical studies that have been performed with Pralnacasan -- to look at animal models of these other indications. Some of which have been presented. Others which will be presented, over the next year or so. This is one model that -- the data from which has been presented. This is in a pre-clinical model of inflammatory skin disease. This is looking at Oxazolone-Induced -- which is an irritant-induced delayed-type hypersensitivities are looking at the effects of inflammation in the skin, after oral dosing with VX-740. The positive controls here are steroids which really wipes out the immune response here. And you see with Pralnacasan -- also quite potent -- 50% going up to 80% -- suppression of the inflammation -- yet in a dose-dependent manner in this model. And, would provide potentially the scientific basis to go into inflammatory skin diseases. Aventis is, as I discussed -- has been looking at a number of pre-clinical models. And we'll be making decisions on where to go forward over the next few months or so.

Let's briefly turn to Incel in oncology -- and just provide a quick update of where we are - -in terms of that program. Incel is an inhibitor of both P-gp and MRP -- which are the two proteins -- two major proteins involved in multi-drug resistance, by which cancer cells become resistant to the effect of chemo-therapy agents. We have completed a -- quite a broad Phase II program in a number of different cancers. And with that, have shown and presented data in scientific meetings that Incel can increase the sensitivity of cancers in men to chemotherapy agents - -both to doxarubicin -- and to Taxol. Now, we have made a decision -- we had made a decision last year -- not to go directly from there into a Phase III program -- based on a variety of strategic considerations. We feel that this is an area, and Incel is a program, that we would like to be able to share this risk with a partner, before moving into a Phase III program. At this point, our expectation is that any of the partners that -- potential partners that are out there, and we talked with - -won't make a decision prior to an announcement of the results of an ongoing Phase III study in Ovarian Cancer with Novardis' MDR reversal agent. The overall MDR field is in a state, where they are waiting to see what those results are before making a decision really --


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

before making a decision on whether to go forward into either ovarian cancer, or other indications with MDR.

The final compound I'll discuss is Timcodar-- which is our lead compound in the neurophilin ligand program. We have, in previous investigations discussed and presented results from a variety of animal models of nerve injury where the neurophilin ligands and Timcodar are active in either protecting from nerve injury or accelerating the regeneration or recovery from nerve injury. We had - -based on the pre-clinical pharmacology data, and the pre-clinical toxicity data -- we had moved into a Phase II program, in diabetic neuropathy with Timcodar. And have completed a 72 patient study --- a 28-day treatment study in patients with diabetic neuropathy which demonstrated the drug was safe, well tolerated. And showed excellent bio-availability and good pharmaco-kinetics. We did not -- what we had -- we did not move from there directly into a Phase IIb program. We'd actually spent a fair amount of time discussing the potential of Timcodar for going into a longer duration study in diabetic neuropathy. The scientific rationale is clearly there. But what's clear as we had spoke with investigators -- that the next study would have to be a relatively long, and relatively large study in diabetic in order to be able to demonstrate in effect in diabetic neuropathy. We made a decision that prior to moving directly into that study, to decrease the risk in that study, by examining the effect of Timcodar in what we would describe as a pharmacologically controlled system in man -- in order to 1) evaluate a new end point which we could use in Phase IIb studies in a number of peripheral neuropathy indications, including potentially diabetic neuropathy. But also to demonstrate a biologic and a neuropharmacologic effect in man before we go into a relatively large study.

And the study we've chosen to do -- after speaking with a number of investigators, is to do a study in capsaicin-induced sensory nerve injury. Capsaicin is a compound that is available over the counter as an anaesthetic agent to lessen pain. It's applied topically. If you apply this at a higher level, and under an occlusive bandage -- so you apply more capsaicin in a localized area of skin. The effect that it has is to destroy the axons or nerve fibers in that local region of skin. It can actually be visualized directly by doing skin biopsies. And looking at the nerve fibers that go into the most outer layer of skin. To evaluate this in a pilot format, we worked with an academic center that's been a leader in the field of developing skin biopsies and looking at nerve fiber densities in the skin. And we've also done some pilot work in capsaicin. But we've worked with them to look at the effects of capsaicin on nerve fiber density in skin.

And the data -- I'll show you -- are based on doing a small skin biopsy. Doing a histologic slide, and looking at the number of nerve fibers which are -- as shown in the arrows here - -that go into the epidermis -- the most outer layer of skin. If you apply capsaicin -- what this center was able to show in the study that we did with them -- that if you apply capsaicin locally, and then do a biopsy in that region -- two days after applying the capsaicin, there is essentially no nerve fibers left in that local region.

But, if you follow these volunteers out over time, and look at the nerve fiber densities, over time, after applying the capsaicin patch -- immediately afterwards again you see the nerve fiber density, essentially dropping to zero. And over one to two months, you see in a very predictable fashion recovery. So, nerve fibers grow back into the skin. On the other hand, except for in this case -- expect for a couple of what I would call fast recovers -- the bulk of patients, the slope here is relatively slow. And the objective of the study that we're going to do is to see if we can -- relative to placebo treatment -- shift the slope here, and accelerate the recovery of how fast the

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

nerve fibers grow back into the skin, over time, where we give Timcodar orally, and then look at the level of nerve fiber densities in that local region where the capsaicin was applied.

And this study is now under way. It is being performed in 60 healthy volunteers. The three-dose groups. The treatment is for 8 weeks. Either a placebo or one of two active dose groups of Timcodar. Their sequential skin biopsies over those 8 weeks. And we'll be looking at the nerve fiber densities, as well as the recovery of sensation in the region where the capsaicin was applied. We believe that this will provide, in both a robust evaluation of looking at neurofiber densities -- which we could apply in any number of disease indications. And what we hope is also to be able to demonstrate clear-cut pharmacologic activity in men for a very novel class of agents. So, what I hope I've been able to show you is that we have, in fact, for these six compounds -- made significant progress. A lot of work has been done, and a lot has been accomplished across a number of funds. Pre-clinically in technical development, as well as on the clinical side.

Going forward, the goals for these compounds and through the end of this year are shown here -- with VX-175 -- complete enrollment and move forward in the Phase III program. With Merimempodib -- finalize and initiate a clinical plan that will be for the registration track to be in a Phase II study, before the end of the year And to have the clinical plan through to NDA in place. With Pralnacasan and VX-745 to complete the critical Phase II studies that will -- that should demonstrate, an effect, on ACR-20 -- response rates. With Incel, continue to work on partnering - -in order to be able to move into a Phase III program. And with Timcodar to complete the capsaicin proof of concept study that I've described.

Now, broadly for the development group -- I'll say also that there are a number of other goals that are immediately behind the first six goals. With VX-148, the second generation IMPDH inhibitor to move into a Phase II study in autoimmune disorder, before the end of the year. The VX-944 and the second generation compounds in p38 and ICE to complete the pre-clinical development programs. And with p38, specifically, to have one of those compounds be in a Phase I clinical study. And then, we have our eye on the development side on a number of other discovery programs that we'll be going into -- pre-clinical development before the end of the year. And we've been working with the discovery programs, and look forward to moving into formal toxicology studies. And those programs, John Thompson will discuss in his talk. So, with that, I'll conclude -- and take any questions you may have.


                               END OF PRESENTATION


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                              *********************

Investors and security holders are advised to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, because it will contain important information. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Vertex and Aurora. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Vertex and Aurora at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from Vertex by directing such request to Vertex Pharmaceuticals, 130 Waverly Street, Cambridge, MA 02139, Attn: Investor Relations, tel: (617) 577-6000; e-mail: InvestorInfo@vpharm.com. The joint proxy statement/prospectus and such other documents may also be obtained from Aurora by directing such request to Aurora Biosciences, 11010 Torreyana Road, San Diego, CA 92121, Attn: Investor Relations, tel: 858-404-6600; e-mail: ir@aurorabio.com.

Vertex and Aurora and their respective directors, executive officers and certain members of management and employees may be soliciting proxies from Vertex and Aurora stockholders in favor of the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that Vertex and Aurora directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.

                                       27

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                              *********************

THE FOLLOWING IS THE SCRIPT OF A PRESENTATION PRESENTED TO ANALYSTS, INVESTORS AND OTHERS ON MAY 31, 2001 AND POSTED ON VERTEX'S WEBSITE ON JUNE 1, 2001.


                               VERTEX INVESTOR DAY

     VICKI SATO

     Good afternoon. I hope you're energized. I'm energized, God knows. Thank you for coming today and taking the time to learn more about Vertex. This is a tough position to be in at the end of the day, standing between you and drinks, but also because we've had a day of remarkable speakers. We have an incredible team here at Vertex, a theme I'll get back to, who have told you about the progress we've made in the last year. I am going to be brief because, as has been said before, I am what's standing between you and me and a drink, but also because I detect in the audience the early signs of a new syndrome that's been published recently in the New England Journal of Medicine -- "death by Powerpoint." (laughter) So, I can see that out there, and I'll try to stop the program's slow death by being brief. I also wanted to take a moment just to acknowledge and thank Lynne Brum and her team. They do a remarkable job every year of putting a program like this together, getting you all here so that in an efficient and I think very informative way provide you, our supporters and shareholders, with the information that you need to be excited by and to continue to stay with us. So, thanks to Lynne and her group. I think it's been an incredible day. The reason that we meet here today lies in the fact that we both think this is a unique time to be building a pharmaceutical company. We all believe passionately that drugs can make a difference, a profound difference, in the lives of patients -- in our lives, in our children's lives, our parents' lives. It's a unique time because the tools that are available to physicians and to scientists who are trying to make drugs, who are committed to making drugs, are more powerful than they have ever been; where we are altering and we will continue to alter the course of disease. The knowledge base on which we're doing this is remarkable -- inconceivable when I was a student, which wasn't all that many years ago, just for the record. As John mentioned and as Mark reminds me on a daily basis, in the last fifty years all the -- the entire pharmaceutical


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     industry worked on 500 targets and we're going to be working on 5,000 in the next five years. How do you do that? How do you build the engine that not only is excited about the opportunity but is willing to expect -- to accept the responsibility for delivering on that promise -- because all this genome work isn't going to be for much if we can't tame the information in a way that turns into useful products. The theme for this meeting has been Vertex 2.0 -- not a "bug fix" -- it's been said a couple of times. It's not an accident. We've been working on Vertex 2.0 for the last few years because we did sit down very deliberately a few years ago and say, OK, a lot of people are working on the genome. They're going to finish it. That is not rocket science. The genome will be completed -- As, Ts, Gs, Cs -- they'll get them all. What can we do? What can we do to take advantage of what they -- of those discoveries, that information? And we dedicated ourselves to building, and we're still building, a suite of technologies that are really dedicated to explicitly translating genomic information into drugs. We're doing this now because as Joshua was quoted recently in the New York Times as saying, "There is no point in coming back to genomics based drug discovery in twenty years. The fun will all be over." We didn't want to miss out on the fun. Chemogenomics is showing us that it's not only fun but it's very profound. As you learned from John Thomson today and from Mark Murcko's talk early this morning, tackling drug design at the level of entire structurally related gene families provides insights and opportunities that are very different from the insight that you get from tackling single drug targets, as important as they may be, one at a time. That's a competitive advantage. But our ambition is not limited to drug discovery. As Joshua described this morning, we're working to set the standard for the discovery, development, and commercialization of breakthrough drugs. That's a lofty goal for any company; it's a particularly lofty goal for a company of our size. But we believe that this goal, as ambitious and as over-the-top as it may sound, is within our reach. We've thought carefully about what it takes to win in this industry, what it takes to be a successful and unapologetically R&D-driven pharmaceutical company in the 21st century. The key elements are in place for Vertex I think, and I hope you do, too -- a core strength in the design of small-molecule drugs, strong progress in building a pipeline and a development and commercialization capability, a business model that both shares risk and maximizes opportunity; and we paid attention to the balance sheet while we were at it. We're a confident company. For those of you that have followed us for more than a few months, this does not come as a revelation. But it is a thoughtful confidence. We don't underestimate the challenges ahead. Making drugs is a risky business; and, in addition, the regulatory and market environments are changing, tectonically, as you've heard. I'll tell you an interesting story. I was talking to a friend and former colleague of mine; we worked together at one of partners. He has broad responsibility for drug development in a company well known to you which will remain anonymous. And we were talking about this and that. And he said, "You know, drug development is one long series of -- you should pardon the expression -- screw ups." And I thought about that, and I think, you know, we can do better than that. We can do better than that. And that's what we're doing. What are we doing? Like the last movement of any good musical piece, I'm the reprise for the day, so let me tell you what you heard today. We're working in gene families; not just in gene families -- we're picking off good targets one at a time as well. Bacterial Gyrase is an example. We're working in gene families because it is allowing us to increase the pace at which we can move medicine from an idea in our head to a molecule in the clinic and ultimately to the marketplace. We've changed our rate from one every two years in Version 1.0, to five every year and on an aspirational path to ten. Gene families provide us a different way to capture aggressively intellectual property around product space, the space that we care about. This has not been an easy thing to do although it may seem when you say it, intuitively obvious. "Of course genes come in families. Of course they're structurally related." We asked ourselves when we embarked on this, what are the right tools? Computational ones, structural ones, chemical ones? We asked ourselves, could we


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

     transform our research organization while still maintaining our innovative edge, our particular culture? We didn't want to risk that. Could we do that? And I think you heard from John that we are, we're ahead of schedule, it's having an impact, faster than even I might have thought and I'm pretty aggressive about these things. We're adding to our technological capability with the right choices and a fanatical focus on integration. Last year at the investor day, for those of you that were here, I used a slide -- when I got to actually give a talk about R&D -- I used a slide that showed a bunch of alligators and made the comment that missteps were costly in post-genomic swamp because it is a time when there are so many technologies to choose from. How do you pick the right ones? You can waste a lot of time, you can waste a lot of money, with the wrong ones; and you can certainly waste a lot of time and a lot of money if you don't integrate them when you pick them. As Joshua mentioned, our collaborations with Insight for Genomic Access, with Deltagen for some functional tools, and most recently of course our agreement to merge with -- to purchase Aurora, really represent a lot of thought, careful choices. Each of those collaborations represents a different kind of structure because different tools are useful in different ways. Our decision to purchase Aurora was based on an absolute conviction that that technology wasn't something that you wanted to rent or to use narrowly but one that we felt could be deeply integrated into the very successful drug discovery platform Vertex had already built. We've made organizational changes as well because of the importance that we place on the right choices in technology and integration. And you've seen that today. Mark Murko stepped up to the newly created position of Chief Technology Officer; he heads a team whose responsibility is technology selection and integration. This is a competitive necessity these days. If you don't pay attention to what's happening technologically you will lose. But technology at Vertex can't live in a parallel universe. It's never lived in a parallel universe. We don't measure these people -- we don't measure Mark and his merry men and women by how cool their tools are. We measure them by what the impact the technologies they pick and integrate


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

     have on our pipeline -- how fast did we get there, how broadly did we get there, with how much precision did we get there. But I have to admit their tools are pretty cool. We're building and have built development strengths because we want to capture the downstream opportunity of our pipeline. In building our development group, we've used the same tactic that we use in research: hire the best and hire track record. It's interesting to note that among the senior managers in our development group, they have on average three NDA filings each, in their back pocket of experience. That experience they contributed to products on the market at companies they worked at before they came here. And that experience they bring to us and is paving the way, lowering the risk, as we move our pipeline forward. We also hire innovation in development, a theme that you've heard a couple times today, and an example is our head of Clinical Pharmacology, who we recruited from the FDA, actually set the standard at FDA for the novel use of computer-based pharmacometrics, an important and powerful tool in population analysis that help us guide dose selection in clinical trials. It can also help us analyze population behavior, following drug administration. Experience, innovation, those are important characteristics. As Lynne mentioned, we're also gaining exposure and experience in the marketplace. Our field force supports GSK and education and Phase IV studies and opinion leader relationships. They are our vanguard as we think through how to structure our own commercial enterprise. And our partnerships, too, provide for us the co-promote and co-market to maximize the reach of our products. For example, our partnership with Aventis provides us with the opportunity to co-promote and to take advantage of their depth and breadth in expertise in the anti-inflammatory marketplace. With Sorono a different structure, a joint venture structure in the United States provides Vertex with direct access to the market in disease areas like stroke and myocardial infarction, where we believe we can successfully launch a commercial enterprise -- a dense treatment base, good opportunity for a high education sell if you will, novel mechanisms of action for those caspase inhibitor drugs. With our prowess in family-based discovery, we're also


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     building family values in our partnerships. The value creation that comes with shared risk in gene families provides us with a multi-product opportunity that is broad enough to provide for our partners and ourselves. That's a very different strategy. It's linked directly to our technology. It's not a necessity, it's an opportunity. And we'll work with pharma to address their hunger for technology and for products. But we'll also do it for ourselves. So, in some ways what we're doing here is not so new to business building -- the right technology, the right products, the right people. But Vertex has created a unique enterprise I think -- a product pipeline today with multiple opportunities for breakthrough and breakout products; a business strategy that captures near-term value, shares risk, and retains sufficient downstream product opportunities; a technology platform and a tested skill in transforming the latest molecular information into drugs at a genome-wide scale. This technology will keep our pipeline and the pipelines of our partners robust in the years to come. And incredible people. You've seen a few of them today but only a few. I can't help but be proud of that. It's the right blend and a deliberate investment in grooming people within the organization and hiring the best that we can from the outside. It's an incredible team. And there are close to 500 more just like them back in those buildings you were in earlier today and in the buildings across the pond, as my colleagues in the UK say. I don't think -- you know, technology, products, people, formulaic as that may sound -- I don't think you find the mosaic put together in the way that we put it together at Vertex every day. I don't think you get the chance to participate in a company like this every day. We're building to lead, as well as to last, in the design, evaluation, and commercialization of many breakthrough drugs. We've brought chemistry to the genome because we want to bring drugs to patients. This is a firm path to commercial success. It is also a worthwhile reason to get up in the morning. It's why I get up in the morning, and it's why you got up in the morning to come here today, which I'm very glad you did. So I thank you for that, and I particularly thank you, as we all do, for your


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     continued support. We're doing this for ourselves, we're doing it for our patients, and we're doing it for you, our shareholders. Thanks a lot. (applause)

     I think there are drinks. I think all of the speakers including myself will be hanging around to answer questions in a more informal setting. Please take advantage of that.

     (music)



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Investors and security holders are advised to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, because it will contain important information. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Vertex and Aurora. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Vertex and Aurora at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from Vertex by directing such request to Vertex Pharmaceuticals, 130 Waverly Street, Cambridge, MA 02139, Attn: Investor Relations, tel: (617) 577-6000; e-mail: InvestorInfo@vpharm.com. The joint proxy statement/prospectus and such other documents may also be obtained from Aurora by directing such request to Aurora Biosciences, 11010 Torreyana Road, San Diego, CA 92121, Attn: Investor Relations, tel: 858-404-6600; e-mail: ir@aurorabio.com.

Vertex and Aurora and their respective directors, executive officers and certain members of management and employees may be soliciting proxies from Vertex and Aurora stockholders in favor of the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that Vertex and Aurora directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.

                              *********************



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